srk consulting

SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

Project number: 2CA017.005

Vancouver, December 23, 2014

To:
Securities Regulatory Authorities
British Columbia Securities Commission (BCSC)
Alberta Securities Commission (ASC)
Financial and Consumer Affairs Authority of Saskatchewan (SFSC)
Manitoba Securities Commission (MSC)
Ontario Securities Commission (OSC)
TSX Venture Exchange (TSX)

CONSENT of AUTHOR

I, Adrian Dance, do hereby consent to the public filing of the Technical Report entitled "**Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada**" (the "Technical Report") and dated December 10, 2014 (Effective November 15, 2014) and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Alexco Resource Corporation and to the filing of the Technical Report with any securities regulatory authorities.

I further confirm that I have read the press release of Alexco Resource Corporation dated December 23, 2014 and entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon", which is supported by the Technical Report, and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 23rd day of December 2014.

"Original Signed and Stamped"

Adrian Dance, PEng
Principal Consultant